Exhibit 1.01

Tesla Conflict Minerals Report

(This report has been filed with the U.S. Securities and Exchange Commission to comply with the reporting period for the calendar year ended December 31, 2025.)

Overview of Tesla

Tesla, Inc. is focused on bringing artificial intelligence (“AI”) into the real world, through products and services like Full Self-Driving (“FSD”) (Supervised) and Robotaxi, as well as working to develop and commercialize AI robots (“Bots”) (including Optimus). We intend to leverage our current operations, in which we design, develop, manufacture, sell and lease high-performance fully electric vehicles and energy generation and storage systems that increasingly deliver AI-related and enhanced software and services to our customers, to achieve that objective. We generally sell our products directly to customers, and continue to grow our global sales, service and charging footprint to accelerate the widespread adoption of our products. We emphasize performance, attractive styling and the safety of our users and workforce in the design and manufacture of our products and are continuing to develop full self-driving technology for improved safety. We also strive to lower the cost of ownership for our customers through continuous efforts to reduce manufacturing costs and by offering financial and other services tailored to our products. Our mission is to build a world of amazing abundance. We believe that this mission, along with our engineering expertise, advancements in real world AI, vertically integrated business model, and focus on user experience differentiate us from other companies. We work to integrate sustainability into each step of our value chain and are committed to sourcing only responsibly produced materials.

This report details our due diligence efforts to understand the origin of the conflict minerals used in our products and Tesla’s efforts to eliminate from our value chain any benefits our sourcing of these materials may give to armed groups in the Democratic Republic of the Congo and its adjoining countries (“DRC region”) or other conflict-affected and high-risk areas (“CAHRAs”). The SEC currently defines “conflict minerals,” also known as “3TG,” as:

(i)	columbite-tantalite (tantalum);

(ii)	cassiterite (tin);

(iii)	gold;

(iv)	wolframite (tungsten); and

(v)	any derivatives of the above.

In-Scope Products

As a company at the intersection of AI, technology, transportation (electric vehicles) and energy (solar and storage), Tesla manufactures some products that contain 3TG minerals. We use internal data and supplier-provided materials declarations to determine whether a supplier’s products include 3TG minerals and fall within our due diligence program.

Reasonable Country of Origin Inquiry

Due to Tesla’s downstream position in our supply chain, several tiers removed from 3TG smelters or refiners (“SoRs”), Tesla’s efforts to understand the origin of raw materials relies on the cooperation of our Tier 1 and other upstream suppliers. For the 2025 reporting year, we sent the suppliers selected to take part in our Reasonable Country of Origin Inquiry (“RCOI”) process a formal communication of our expectations and utilized the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”) to gather information from our Tier 1 suppliers. We expect our suppliers to:

•	review and adhere to Tesla’s Supplier Code of Conduct and Policies;

•	complete the Tesla-specific CMRT request; remove high-risk and non-conformant SoRs from the supply chain;

•	establish and document due diligence frameworks consistent with the OECD Due Diligence Guidance for Responsible Business Conduct and the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”);

•	source from SoRs that participate in the Responsible Minerals Assurance Process (“RMAP”) or another OECD-aligned independent assessment program;

•	implement due diligence practices (including recommendations to become a member of the RMI, participate in the RMI’s minerals grievance process as applicable, utilize resources such as the CMRT Completion Guide available in English, Chinese, German and Japanese); and

•	extend and communicate these expectations to upstream suppliers.

In 2025, we requested all eligible global 3TG smelters and refiners to increase their efforts regarding the responsible sourcing of materials and engaged SoRs to discuss opportunities for potential collaboration.

In addition, Tesla engaged a reputable third party service provider with experience in responsible sourcing of minerals data collection to assist with the engagement and training of suppliers, collection of CMRTs, validation of responses, SoR identification and risk assessment. Using a combination of outreach via e-mail and phone, our in-scope Tier 1 suppliers were contacted throughout the year.

Results of the RCOI can be found in Annex I.

Description of Due Diligence

Our 3TG responsible sourcing of minerals processes and policies are designed to conform in all material respects with the OECD Guidance.

Step 1: Establish Strong Company Management Systems

When sourcing 3TG materials, Tesla seeks to create a responsible supply chain and expects its suppliers to share this goal. In 2025, we continued to apply rigorous requirements for suppliers using 3TG materials and worked collaboratively with the Tesla teams that own supplier business relationships to address potential concerns.

Tesla’s Responsible Sourcing Policy (https://www.tesla.com/legal/additional-resources#responsible-sourcing-policies) applies to all materials, including 3TG minerals, and all sourcing regardless of location. We require suppliers to source (directly or upstream) from SoRs that have engaged in the RMAP or an equivalent program, and therefore are represented in the RMAP Conformant List. The RMAP standards are developed to meet the requirements of the OECD Guidance, the Regulation (EU) 2017/821 of the European Parliament, and the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act.

In addition, regardless of RMAP status, if Tesla concludes that an SoR presents a high risk of non-compliance with Tesla's Supplier Code of Conduct and Policies1, we may exclude it from Tesla's supply chain. We expect suppliers to communicate and extend Tesla’s requirements to their own suppliers. When we discover suppliers with non-conformant or high-risk SoRs, we require these suppliers to transition to fully conformant, lower risk SoRs without delay. Suppliers may be requested to provide evidence of changes to their supply chain to prove the removal of non-conformant SoRs.

Tesla recognizes the importance of continuing to source from potentially high-risk countries, such as the Democratic Republic of the Congo, or other CAHRAs. Practicing risk mitigation is preferable to an embargo or termination of sourcing due to the importance of material production to livelihoods in those areas.

Tesla operates a formal Tesla Integrity Line as one of our grievance mechanisms that can be used to report concerns, especially those relating to Tesla’s policies against illegal conduct, unethical behavior or human rights violations including those related to the sourcing of minerals. Other external grievance mechanisms are available to stakeholders such as the Responsible Business Alliance’s Grievance Mechanism, the RMI Grievance Mechanism, and the non-judicial grievance mechanism coordinated by the Organization for Economic Cooperation and Development—the OECD National Contact Points for Responsible Business Conduct.

Our supplier contracts and handbook also address our policies on responsible sourcing of minerals and state our expectation that all Tesla suppliers are accountable for performing due diligence on their mineral supply chains in accordance with OECD Guidance. Our standard contractual terms with suppliers include our expectation that all Tesla suppliers are accountable for performing minerals due diligence aligned with OECD Guidance, including to conform to any applicable internationally accepted assurance programs such as RMAP.

1 Tesla has a Global Human Rights Policy (https://www.tesla.com/legal/additional-resources#global-human-rights-policy) and Responsible Sourcing Policy (https://www.tesla.com/legal/additional-resources#responsible-sourcing-policies), both of which were updated in 2025, as well as the Tesla Supplier Code of Conduct (https://digitalassets.tesla.com/tesla-contents/image/upload/tesla-supplier-code-of-conduct.pdf). These policies are publicly available through our website.

Tesla maintains specialized Responsible Sourcing teams within its Supply Chain Organization to lead human rights and environmental due diligence efforts. In addition, an internal cross-functional Tesla Responsible Sourcing Steering Committee (the “Steering Committee”) – composed of Tesla leadership from Supply Chain, Investor Relations, and Legal – oversees these due diligence efforts and potential risks within our supply chain.

Step 2: Identify and Assess Risk in the Supply Chain

Tesla’s risk identification and assessment process begins with the RCOI and by leveraging the CMRT. In-scope Tier 1 suppliers are engaged multiple times, including directly by internal procurement stakeholders, to emphasize the importance of participation. Supplier data is collected and continually reviewed to allow for follow-up, further validation, and to ensure consistency with expected responses. Utilizing a reputable third-party, we assess each CMRT received and follow up with suppliers who provided incomplete or invalid responses.

SoR information is evaluated against information provided by the RMI for validity as a SoR. Valid SoRs are then reviewed for their status as “conformant to” or “active in” a responsible sourcing audit program. Where we have serious concerns with an SoR’s sourcing practices and timely mitigation is not feasible, we deem that SoR high-risk even if it is conformant with a responsible sourcing audit program. We escalate suppliers who report non-conformant or high-risk SoRs to Tesla personnel who manage the business relationship for appropriate action.

Tesla monitors responses from suppliers on their own internal policies and processes regarding responsible sourcing of minerals. We provide feedback to suppliers when they do not meet our expectations. For the 2025 reporting period, we tracked CMRT submissions against priority topics and metrics. Our tracking tools give detailed information on the program, including the number of Tier 1 suppliers that reported high-risk SoRs in their CMRT submission and the number and name of high-risk SoRs reported by each supplier. These tools are used to escalate follow-up with suppliers, with the support of Tesla supply chain managers.

Tesla’s social and environmental compliance audits follow the Responsible Business Alliance's audit guidance and allow Tesla to assess certain suppliers on issues including their management systems for responsible sourcing of minerals by commissioning third-party audits to assess conformance with our Supplier Code of Conduct and Policies. We continue to survey a large portion of our supply chain on questions related to minerals and materials in the supply chain.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

We monitor SoR progress toward validation by the RMI or other cross-recognized SoR responsible sourcing audit programs. If suppliers or SoRs fail to meet Tesla’s standards, we communicate the need to improve, in accordance with the framework of progressive improvement under the OECD Guidance. Any concerns with supplier responses throughout the data collection process are escalated for further review and action.

In alignment with OECD Guidance, Tesla shares the names of SoRs provided to us that have not been validated to the RMI for validation and audit. To help determine the reasonable country of origin for the 3TG in our supply chain, we continue to monitor and rely upon the RMI’s progress in identifying and validating SoRs.

Step 4: Perform Independent Third-Party Audit of Supply Chain Due Diligence

As outlined in the OECD Guidance, we support the RMI, an industry initiative which audits due diligence activities of SoRs. We rely on the RMI program and OECD-aligned independent assessment programs cross-recognized by RMI to determine if 3TG facilities reported by our suppliers are conformant with audit standards. We continue to work with the RMI to aim to strengthen their audit program.

We support the RMI’s SoR outreach efforts and RMAP audits through our membership and participation in working groups. We reserve the right to ask any Tier 1 supplier to audit their 3TG supply chain due diligence program using a third-party independent auditor. The data on which we rely for certain statements in this declaration are obtained through our membership in the RMI using the RCOI report for RMI member ID: TSLA.

Step 5: Report on Supply Chain Due Diligence

We report on our 3TG due diligence efforts as required by law and to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended. This report is also available on Tesla’s publicly available Legal page (https://www.tesla.com/about/legal).

Continuous Improvement

As Tesla’s supply network evolves and expands, we continue to inform suppliers of our responsible sourcing requirements as outlined in our Supplier Code of Conduct and policies, as well as of the need to conduct due diligence efforts and share information on the sourcing of 3TG.

Tesla is continuously improving our responsible sourcing efforts. Our goal is that wherever Tesla’s supply chain has an impact, local conditions for stakeholders continuously improve as a result of our purchasing decisions and relationships.

Forward-Looking Statements

Certain statements in this report are forward-looking statements that are subject to risks and uncertainties. These forward-looking statements are based on management’s current expectations. Various important factors could cause actual results to differ materially, including the risks identified in our SEC filings. Tesla disclaims any obligation to update any forward-looking statement contained in this report.

Annex I: Results of Reasonable Country of Origin Inquiry & Due Diligence

Due to Tesla’s downstream position in the supply chain, our efforts to understand the origin of raw materials rely heavily on the cooperation of our Tier 1 and upstream suppliers. We continue to engage with our suppliers to improve due diligence efforts and transparency to be able to further address any potential risks or non-conformances. Based on our due diligence efforts to date, and despite limitations with reliably confirming the presence of specific 3TG facilities in our supply chain or directly linking specific 3TG facilities to Tesla products, we believe that the following list of countries of origin reflects countries from which our suppliers may have sourced from conformant SoRs and refiners. This list may be overinclusive due to the RMI’s database including countries of origin from the supply chains of all of its participants and not just Tesla. Tesla will continue to work with our suppliers to encourage sourcing only from conformant SoRs, including by encouraging suppliers to have their non-participating SoRs successfully participate in an audit program.

Materials sourced through conformant SoRs are considered by the international community as responsible sources of 3TG materials. At the same time, we recognize that audit programs have inherent challenges. In 2025, Tesla continued to work to better understand the potential challenges associated with the audit programs in the 3TG space, both at the SoR level and the further upstream mine-level. Where appropriate, we voiced our concerns and worked with local stakeholders to support improvements. Where we saw programs that offered more opportunity for transparency and positive impact, we increased our involvement.

It is important to note we do not have direct relationships with 3TG sub-suppliers or SoRs in many of these countries and our influence on the supply chain when it is several tiers removed is limited. Therefore, although a country may be listed in the tables below, it may not actually be a source in Tesla’s 3TG supply chain. There is currently no completely accurate methodology to identify only those specific countries that are included in parts supplied to Tesla; therefore, the list of countries includes more countries than are in fact in Tesla’s supply chain. As our processes continue to improve and the specificity of the RCOI information increases, this list may fluctuate year over year. Information provided by our suppliers in the list below is inclusive of all of 2025.

Gold	Tantalum	Tin	Tungsten

Andorra, Anguilla, Antigua and Barbuda, Argentina, Armenia, Aruba, Australia, Austria, Azerbaijan, Bahamas, Bangladesh, Barbados, Belgium, Benin, Bolivia, Bosnia and Herzegovina, Brazil, Brunei Darussalam, Bulgaria, Burkina Faso, Cambodia, Cameroon, Canada, Cayman Islands, Chile, China, Chinese Taipei, Colombia, Democratic Republic of the Congo, Costa Rica, Côte d'Ivoire, Croatia, Curacao, Czech Republic, Denmark, Dominica, Dominican Republic, Ecuador, Egypt, El Salvador, Estonia, Eswatini, Fiji, Finland, France, French Guiana, Georgia, Germany, Ghana, Greece, Grenada, Guatemala, Guinea, Guyana, Honduras, Hong Kong, Hungary, Iceland, India, Indonesia, Ireland, Israel, Italy, Jamaica, Japan, Jordan, Kazakhstan, Kenya, Republic of Korea, Kyrgyzstan, Laos, Latvia, Lebanon, Liberia, Liechtenstein, Lithuania, Luxembourg, Macao, Malaysia, Mali, Mauritania, Mexico, Mongolia, Morocco, Mozambique, Namibia, Netherlands, New Zealand, Nicaragua, Niger, Nigeria, Norway, Oman, Panama, Papua New Guinea, Peru, Philippines, Poland, Portugal, Puerto Rico, Romania, Saint Kitts and Nevis, Saint Lucia, Saint Vincent and Grenadines, San Marino, Saudi Arabia, Senegal, Serbia, Singapore, Sint Maarten, Slovakia, Slovenia, Solomon Islands, South Africa, Spain, Sri Lanka, Suriname, Sweden, Switzerland, Tajikistan, Tanzania, Thailand, Trinidad and Tobago, Turkey, Ukraine, United Arab Emirates, United Kingdom, United States of America, Uruguay, Uzbekistan, Venezuela, Vietnam, Zambia, Zimbabwe

Australia, Austria, Belarus, Brazil, Burundi, Canada, China, Chinese Taipei, Democratic Republic of the Congo, Czech Republic, El Salvador, Estonia, Ethiopia, France, Germany, Hong Kong, India, Indonesia, Ireland, Israel, Japan, Kazakhstan, Republic of Korea, Liberia, Madagascar, Malaysia, Mexico, Mozambique, Nigeria, Russia, Rwanda, Sierra Leone, Singapore, Spain, Thailand, United Kingdom, United States of America, Zimbabwe

Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Bulgaria, Burundi, Canada, Chile, China, Chinese Taipei, Democratic Republic of the Congo, Croatia, Cyprus, Czech Republic, Denmark, Egypt, Estonia, Finland, France, Germany, Greece, Hong Kong, Hungary, India, Indonesia, Ireland, Israel, Italy, Japan, Jordan, Republic of Korea, Laos, Latvia, Lithuania, Luxembourg, Malaysia, Malta, Mexico, Mongolia, Morocco, Myanmar, Namibia, Netherlands, New Zealand, Nigeria, Peru, Philippines, Poland, Portugal, Puerto Rico, Romania, Russia, Rwanda, Serbia, Singapore, Slovakia, Slovenia, South Africa, Spain, Sweden, Switzerland, Tanzania, Thailand, Tunisia, Turkey, Uganda, Ukraine, United Arab Emirates, United Kingdom, United States of America, Uruguay, Vietnam, Zambia

Australia, Austria, Belgium, Bolivia, Brazil, Burundi, Canada, China, Chinese Taipei, Democratic Republic of the Congo, Egypt, France, Germany, India, Indonesia, Ireland, Israel, Japan, Kazakhstan, Republic of Korea, Laos, Luxembourg, Malaysia, Mexico, Mongolia, Myanmar, Netherlands, Nigeria, Portugal, Russia, Rwanda, Singapore, South Africa, Spain, Switzerland, Tanzania, Thailand, Turkey, Uganda, Ukraine, United Arab Emirates, United Kingdom, United States of America, Vietnam

Countries listed in bold are considered “covered countries” (i.e., the DRC and its adjoining countries) under U.S. conflict minerals disclosure rules.

Annex II: SoR Summary

Tesla does not directly purchase any 3TG material and we do not deal directly with any 3TG SoR. Tesla suppliers identified more than 330 unique SoRs or other entity names across all CMRT responses received. As part of our due diligence process, we identified 99% as eligible and operational (meaning the RMI has classified these facilities as valid, eligible and operational SoRs based on their industry-setting definition). A list of 3TG SoRs by our due diligence efforts can be found on our website: https://www.tesla.com/legal/additional-resources#tesla-transparency-reports. This list of facilities reflects SoRs reported by Tesla Tier 1 suppliers that may, or may not, be in Tesla’s supply chain. The facility locations are listed as they appear on the RMI Facility Database as of April 28, 2026. As a result of the industry-wide CMRT data request, collection and submission process, inclusion in this list is not a confirmation that 3TG from any particular facility are incorporated into Tesla products. In many cases, Tesla Tier 1 suppliers do not have the capability to identify raw materials from certain SoRs or mines which are ultimately used in the products produced for Tesla. For this reason, among others, the list is overinclusive and does not directly link to Tesla suppliers or Tesla.